SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 2)*

                              HAIN FOOD GROUP, INC.
                             -----------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par Value
                         -------------------------------
                         (Title of Class of Securities)

                                    405219106
                                ----------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 13, 1998
                      -------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               Page 1 of 15 Pages
                             Exhibit Index: Page 12

                                                              Page 2 of 15 Pages


                                  SCHEDULE 13D

CUSIP No. 405219106

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  White Rock Capital Partners, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Texas

                           7        Sole Voting Power
 Number of                                  240,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   240,000
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            240,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                        [x]

13       Percent of Class Represented By Amount in Row (11)

                                    1.80%

14       Type of Reporting Person*

                  PN; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 15 Pages


                                  SCHEDULE 13D

CUSIP No. 405219106

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  White Rock Capital Management, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Texas

                           7        Sole Voting Power
 Number of                                  22,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  2,672,500
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   22,000
    With
                           10       Shared Dispositive Power
                                            2,672,500

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,694,500

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    20.16%

14       Type of Reporting Person*

                  PN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 15 Pages


                                  SCHEDULE 13D

CUSIP No. 405219106

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  White Rock Capital, Inc.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Texas

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  2,694,500
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            2,694,500

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,694,500

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                        [x]

13       Percent of Class Represented By Amount in Row (11)

                                    20.16%

14       Type of Reporting Person*

                  CO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 15 Pages


                                  SCHEDULE 13D

CUSIP No. 405219106

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Thomas U. Barton

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [x]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  55,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  2,694,500
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   55,000
    With
                           10       Shared Dispositive Power
                                            2,694,500

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,749,500

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                             [x]

13       Percent of Class Represented By Amount in Row (11)

                                            20.49%

14       Type of Reporting Person*

                  IN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 15 Pages


                                  SCHEDULE 13D

CUSIP No. 405219106

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Joseph U. Barton

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [x]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  25,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  2,694,500
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   25,000
    With
                           10       Shared Dispositive Power
                                            2,694,500

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,719,500

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    20.35%

14       Type of Reporting Person*

                  IN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 15 Pages


                  This Amendment No. 2 to Schedule 13D relates to shares of Common Stock, $.01 par value per share (the "Shares"), of Hain Food Group, Inc. (the "Issuer"). This Amendment No. 2 supplementally amends the initial statement on Schedule 13D dated May 11, 1998, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 2 is being filed to report that as a result of the recent acquisition of Shares of the Issuer, the number of Shares of which the Reporting Person may be deemed the beneficial owner has increased by more than one percent of the total outstanding Shares.

Item 3.  Source and Amount of Funds or Other Consideration.

                  White Rock Management expended approximately $2,034,078 of the working capital of White Rock Clients to purchase the Shares reported herein as being acquired since August 17, 1998 (60 days prior to the date hereof).

                  The Shares (and securities derivative thereof) held by the Reporting Persons for the accounts of the White Rock Clients, by White Rock Partners, by White Rock Management, by Thomas U. Barton and by Joseph U. Barton may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The Shares which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 5.  Interest in Securities of the Issuer.

                  (a) (i) White Rock Management may be deemed the beneficial owner of 2,694,500 Shares (approximately 20.16% of the total number of Shares outstanding). This number consists of (1) 2,432,500 Shares held for the accounts of the White Rock Clients, (2) 240,000 Shares held for the account of White Rock Partners and (3) 22,000 Shares held for its account.

                      (ii) White Rock, Inc. may be deemed the beneficial owner of 2,694,500 Shares (approximately 20.16% of the total number of Shares outstanding). This number consists of (1) 2,432,500 Shares held for the accounts of the White Rock Clients, (2) 240,000 Shares held for the account of White Rock Partners and (3) 22,000 Shares held for the account of White Rock Management.

                      (iii) Thomas U. Barton may be deemed the beneficial owner of 2,749,500 Shares (approximately 20.49% of the total number of Shares outstanding assuming the exercise of the Barton Options). This number consists of (1) 2,432,500 Shares held for the accounts of White Rock Clients, (2) 240,000 Shares held for the account of White Rock Partners, (3) 22,000 Shares held for the account of White Rock Management and (4) 55,000 Shares issuable upon exercise by Thomas U. Barton of the Barton Options currently held for his account.

                      (iv) Joseph U. Barton may be deemed the beneficial owner of 2,719,500 Shares (approximately 20.35% of the total number of Shares outstanding). This number consists of (1) 2,432,500 Shares held for the accounts of White Rock Clients, (2) 240,000 Shares held for the account of White Rock Partners, (3) 22,000 Shares held for the account of White Rock Management and
(4) 25,000 Shares held for his personal account.

                                                              Page 8 of 15 Pages


                      (v) White Rock Partners may be deemed the beneficial owner of the 240,000 Shares held for its account (approximately 1.80% of the total number of Shares outstanding).

                  (b) (i) Each of White Rock Management (pursuant to the White Rock Contracts), White Rock, Inc. (as the general partner of White Rock Management), Thomas U. Barton (as a shareholder of White Rock, Inc.) and Joseph
U. Barton (as a shareholder of White Rock, Inc.) is currently vested with shared power to direct the voting and disposition of the 2,432,500 Shares held for the accounts of the White Rock Clients.

                      (ii) Each of White Rock Management (as the general partner of White Rock Partners), White Rock, Inc. (as the general partner of White Rock Management), Thomas U. Barton (as a shareholder of White Rock, Inc.) and Joseph
U. Barton (as a shareholder of White Rock, Inc.) may be deemed to have shared power to direct the voting and disposition of the 240,000 Shares held for the account of White Rock Partners.

                      (iii)Thomas U. Barton has the sole power to direct the voting and disposition of the 55,000 Shares issuable upon exercise by Thomas U. Barton of the Barton Options currently held for his account.

                      (iv) Joseph U. Barton has the sole power to direct the voting and disposition of the 25,000 Shares held for his account.

                      (v) White Rock Partners has the sole power to direct the voting and disposition of the 240,000 Shares held for its account.

                      (vi) White Rock Management has the sole power to direct the voting and disposition of the 22,000 Shares held for his personal account.

                  (c) Except for the transactions disclosed on Annex A hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions with respect to the Shares since August 17, 1998 (60 days prior to the date hereof) by any of the Reporting Persons.

                  (d) (i) The shareholders or partners of each of the White Rock Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held by the respective White Rock Client in accordance with their partnership or ownership interests in the respective White Rock Client.

                      (ii) Thomas U. Barton has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares issuable upon exercise by Thomas U. Barton of the Barton Options currently held for his account.

                      (iii)Joseph U. Barton has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for his account.

                      (iv) The partners of White Rock Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Partners in accordance with their partnership interests in White Rock Partners.

                      (v) The partners of White Rock Management have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Management in accordance with their partnership interests in White Rock Management.

                  (e) Not applicable.

                                                              Page 9 of 15 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: October 16, 1998              WHITE ROCK CAPITAL PARTNERS, L.P.


                                    By:      White Rock Capital Management, L.P.
                                             Its General Partner


                                             By:      White Rock Capital, Inc.
                                                      Its General Partner



                                                      By:/s/ Paula Storey
                                                         -----------------------
                                                         Paula Storey
                                                         Attorney-in-Fact


                                   WHITE ROCK CAPITAL MANAGEMENT, L.P.

                                   By:      White Rock Capital Inc.
                                            Its General Partner


                                            By:/s/ Paula Storey
                                            ------------------------------------
                                            Paula Storey
                                            Attorney-in-Fact

                                                             Page 10 of 15 Pages



                                  WHITE ROCK CAPITAL, INC.


                                  By: /s/ Paula Storey
                                      ------------------------------------------
                                          Paula Storey
                                          Attorney-in-Fact


                                  THOMAS U. BARTON


                                  By: /s/ Paula Storey
                                      ------------------------------------------
                                          Paula Storey
                                          Attorney-in-Fact


                                  JOSEPH U. BARTON


                                  By: /s/ Paula Storey
                                      ------------------------------------------
                                          Paula Storey
                                          Attorney-in-Fact

                                                                                                     Page 11 of 15 Pages




                                                        ANNEX A

                                       RECENT TRANSACTIONS IN THE COMMON STOCK OF
                                                  HAIN FOOD GROUP, INC.




                                            Date of             Nature of            Number of              Price Per
For the Account of                        Transaction          Transaction            Shares                 Share
-------------------                       -----------          -----------           ---------              ---------

White Rock Clients/1/                       8/17/98                BUY                 1,000                 $17.3300

                                            10/5/98                BUY                36,500                 $13.3116

                                            10/6/98                BUY                15,000                 $14.1667

                                            10/7/98                BUY                10,000                 $13.3750

                                            10/8/98                BUY                16,000                 $13.0000

                                            10/9/98                BUY                37,500                 $13.8433

                                            10/12/98               BUY                20,000                 $13.1250

                                            10/13/98               BUY                15,000                 $13.0000


















_________________________

/1/ Transactions effected at the direction of White Rock Capital Management, L.P.


                                                             Page 12 of 15 Pages



                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------


A.        Power of Attorney  dated  October 7th,  1998 granted by
          Mr.   Thomas  U.  Barton  in  favor  of  Paula   Storey
          ............................................................... 13

B.        Power of Attorney  dated  October 7th,  1998 granted by
          Mr.    Joseph    U.    Barton   in   favor   of   Paula
          Storey......................................................... 14


C.        Power of Attorney  dated  October 7th,  1998 granted by
          White   Rock   Capital,   Inc.   in   favor   of  Paula
          Storey......................................................... 15